Preferred Income Opportunity Fund Incorporated

Meeting of Shareholders

On April 21, 2000, the Fund held its Annual Meeting of Shareholders (the "Meeting") to (1) elect two Directors of the Fund ("Proposal 1") and (2) ratify the selection of PricewaterhouseCoopers LLP as independent accountants for the Fund for the fiscal year ending November 30, 2000 ("Proposal 2"). The results of each proposal are as follows:

Proposal 1:
Election of Directors.
Name                    For     Withheld   Unvoted

Common Stock
Martin Brody            9,116,44 127,893   1,906,945
David Gale              9,116,66 127,681   1,906,945

Donald F. Crumrine, Robert T. Flaherty, Morgan Gust and Robert Wulf continue to serve in their capacities as Directors of the Fund.

Proposal 2:
Ratify the selection of PricewaterhouseCoopers LLP as independent accountants.
                        For     Against    Abstained

Common Stock and Preferred Stock
(voting as a single class)

Voted                   9,114,33  29,369    100,809